

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2022

Teresa Wo Kuk Ching
President and Director
Sino Green Land Corp.
No. 3 & 5 , Jalan Hi Tech 7/7 , Kawasan Perindustrian Hi Tech 7
43500 Semenyih, Selangor, Malaysia

Re: Sino Green Land Corp.
Amendment No. 5 to Registration Statement on Form 10-12G
Filed January 4, 2022
File No. 000-53208

Dear Ms. Wo Kuk Ching:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jackson Morris